Exhibit 99.113

[LOGO] LAKE SHORE GOLD CORP.

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION IN THE UNITED STATES OR DISSEMINATION OVER UNITED STATES NEWS OR WIRE SERVICES

HOCHSCHILD MINING AGREES TO SELL COMMON SHARES OF LAKE SHORE GOLD

Toronto, Ontario (October 14, 2010) — Lake Shore Gold Corp. (“Lake Shore Gold”) (TSX:LSG) and Hochschild Mining plc (“Hochschild”) (LSE:HOC) today announced that they have entered into an agreement with RBC Capital Markets, BMO Capital Markets and CIBC World Markets ( the “Syndicate”) through which the Syndicate will purchase 109,000,000 of the common shares of Lake Shore Gold held by Hochschild, on a bought deal basis, at a price of C$3.60 per share for sale to the public.

The offering is expected to provide Hochschild with proceeds of C$392.4 million prior to payment of expenses and underwriting fees. None of the proceeds will be received by Lake Shore Gold. Immediately following the closing of the offering, Hochschild will continue to hold 21,540,992 common shares of Lake Shore Gold, representing approximately 5.7% of the issued and outstanding common shares.

The common shares will be offered by way of a short form prospectus in British Columbia, Alberta, Manitoba, Ontario and Quebec and may also be offered on a private placement basis in certain jurisdictions outside of Canada pursuant to applicable prospectus or registration exemptions.

Lake Shore Gold will file with the securities commissions and other similar regulatory authorities in the provinces referred to above a preliminary short form prospectus in respect of the sale of the shares. The offering is subject to certain customary terms and conditions. Closing of the offering is expected to take place on or about November 3, 2010.

This news release is not an offer to sell, or a solicitation of an offer to buy, any securities.  The securities referred to in this news release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933.

For further information, please contact:
Hochschild Mining plc	Lake Shore Gold Corp.

Isabel Lütgendorf	Tony Makuch
Head of Investor Relations	President & CEO
+44 (0)20 7907 2934	(416) 703-6298
info@lsgold.com
or
Mark Utting
Finsbury	Vice-President, Investor Relations
Faeth Birch	(416) 703-6298
+44 (0)20 7251 3801	info@lsgold.com
Public Relations	www.lsgold.com